

May 12, 2015

<u>Via E-mail</u>
Mr. Brian Kistler
Chief Financial Officer
Success Holding Group International, Inc.
531 Airport North Office Park
Fort Wayne, Indiana 46825

> **Re: Success Holding Group International, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2014**
> **Filed June 13, 2014**
> **File No. 333-188563**
> **Form 10-KT for the Transition Period from February 28, 2014 to December 31, 2014**
> **Filed March 10, 2015**
> **Form 10-Q for the Quarterly Period Ended November 30, 2014**
> **Filed January 8, 2015**
> **File No. 000-55313**

Dear Mr. Kistler:

We have reviewed your April 24, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2015 letter.

Form 10-Q for the Quarterly Period Ended November 30, 2014

Notes to Consolidated Financial Statements

Note 1 - Organization and Description of Business, page 8

1.   We see you indicated in your response to our prior comment 7 that "The Company intends to have audited financial statements of Launch TV and unaudited pro forma financial information completed as soon as practicable to be filed in an amendment to previously filed 8-K dated November 30, 2014." Please tell us when you expect to file the amended Form 8-K with the referenced financial statements. We will delay our assessment of your response until you have filed all historical and pro forma financial statements for Launch TV required by Article 8 of Regulation S-X.

        You may contact Dennis Hult, at (202) 551-3618 or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also contact me at (202) 551-3671.

                                    Sincerely,

                                    /s/ Jay Webb for

                                    Martin James
                                    Senior Assistant Chief Accountant